Stan J.H. Lee, CPA
2160 North Central Rd Suite 203 ♦ Fort Lee ♦ NJ 07024
Mailing Address: P.O. Box 436402 ♦ San Diego ♦ CA ♦ 92143-6402
619-623-7799 ♦ Fax 619-564-3408 ♦ stan2u@gmail.com

To Whom It May Concerns:

The firm of Stan J.H. Lee, Certified Public Accountants, consents to the inclusion of our report of May 10, 2011, on the interim reviewed consolidated financial statements of Environmental Credits Ltd. as of March 31, 2011 and for the 3-months period then ended in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,

_____

Stan J.H. Lee, CPA

May 10, 2011
Fort Lee, NJ 07024